UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                  July 10, 2006

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


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CRUCELL AND DSM BIOLOGICS ANNOUNCE INVITROGEN AS FIRST PARTNER IN PER.C6(R)
VENDOR NETWORK

LEIDEN, THE NETHERLANDS, JULY 10, 2006 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) and technology partner DSM Biologics have announced today that Invitrogen, a leading life sciences products and services provider, will become the first company to enter the partnership's PER.C6(R) licensing business Vendor Network for monoclonal antibodies and recombinant proteins.

Through its PD-DirectTM services, Invitrogen has extensive experience with the PER.C6(R) technology and will offer PER.C6(R) licensees the benefit of expertise developed as a leader in clone generation services. Moreover, Invitrogen will continue to develop and optimize clone generation solutions specifically tailored to the PER.C6(R) human cell line.

The Vendor Network was created to develop and provide high-quality biotechnology tools and services specifically tailored to PER.C6(R). It will consist of carefully selected leading tool and service providers offering, for example, PER.C6(R) clone generation programs, medium, bioreactor and other production equipment and devices, and process development services. Vendors will ensure ongoing innovation of unique processes and products that enhance the performance of the PER.C6(R) technology platform. Furthermore, they will use their marketing and sales efforts to offer PER.C6(R)-related goods and services, thereby increasing the exposure of the PER.C6(R) brand worldwide.


ABOUT CRUCELL

Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a biotechnology company focused on research, development and worldwide marketing of vaccines and antibodies that prevent and treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B and a virosomal vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine and the only aluminium-free hepatitis A vaccine on the market. The Company has a broad development pipeline, including both early-stage products and products almost ready to go to market. Several Crucell products are based on its unique PER.C6(R) production technology. The Company licenses this and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi aventis, GSK and Merck & Co. Crucell is headquartered in Leiden (the Netherlands), with subsidiaries in Switzerland, Spain, Italy and Korea. The Company employs about 900 people. For more information, please visit www.crucell.com.


ABOUT DSM BIOLOGICS

DSM Biologics, a business unit of DSM Pharmaceutical Products, is a leading provider of manufacturing technology & services to the biopharmaceutical industry. In addition to offering world-class biopharmaceutical manufacturing services, DSM Biologics has co-exclusive rights, along with Dutch biotech company Crucell N.V., to license the high-producing PER.C6(R) human cell line as a production platform for recombinant proteins and monoclonal antibodies. DSM Biologics' FDA-approved facility in Groningen, the Netherlands was established in 1986, and has a strong track record in using a broad range of cell lines (PER.C6(R), CHO, hybridoma, etc.) in biopharmaceutical manufacturing, and has a wide-range of experience using multiple manufacturing (batch, fed-batch and continuous perfusion) and purification techniques. The combination of the PER.C6(R) human cell line and DSM's manufacturing services provides companies with a turn-key biologic manufacturing solution reducing cost, risk and time to market. For more information, please visit www.dsmbiologics.com.


ABOUT INVITROGEN

Invitrogen Corporation (Nasdaq: IVGN) provides products and services that support academic and government research institutions and pharmaceutical and biotech companies worldwide in their efforts to improve the human condition. The company provides essential life science technologies for disease research, drug discovery, and commercial bioproduction. Invitrogen offers process development services through its PD-Direct(TM) team. The PD-Direct(TM) services provide access to numerous process development capabilities, ranging from vector construction, to media and cell line optimization, to process characterization and scale-up for manufacturing. Invitrogen brings over a decade of experience in process development and manufacturing for cell culture, viral, microbial, and cell therapy products. Founded in 1987, Invitrogen is headquartered in Carlsbad, California, and conducts business in more than 70 countries around the world. The company globally employs approximately 4,800 professionals and had revenues of more than $1.2 billion in 2005. For more information, visit www.invitrogen.com.


FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on April 14, 2005, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).


FOR FURTHER INFORMATION PLEASE CONTACT:

CRUCELL N.V.                                         FOR CRUCELL IN THE US:
Harry Suykerbuyk                                     REDINGTON, INC.
Director Investor Relations and Corporate
Communications                                       Thomas Redington
Tel. +31-(0)71-524 8718                              Tel. +1212-926-1733
h.suykerbuyk@crucell.com                             tredington@redingtoninc.com


DSM PHARMACEUTICAL PRODUCTS
Terry Novak
Chief Marketing Officer
Tel. 973-257-8471
Terry.Novak@dsm.com

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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
                                       -----------------------------------------
                                                     (Registrant)

     July 10, 2006                                /s/ LEON KRUIMER
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        (Date)                                      Leon Kruimer
                                              Chief Financial Officer